Exhibit 99.1

Nova’s RPM Valley Drilling Confirms Continuity of Mineralized System with High-Grade Intercepts and Remains Wide Open in Multiple Directions

Anchorage Alaska, January 13, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce further drill results from the RPM Valley deposit with the 2025 closely spaced infill results returning multiple broad intercepts >1 g/t Au, and visible gold observed in an Estelle Project record intercept of 0.5 m @ 364 g/t Au, within the Company’s flagship Estelle Gold and Critical Minerals Project, located in the prolific Tintina Gold Belt in Alaska.

Highlights

●	Drill results include the highest-grade intercept drilled at RPM - and over the greater Estelle Project - to date of 0.5m @ 364 g/t Au from 101m, with visible gold observed in the drill core (Table 1, and Figures 2 to 4).

●	Broad gold intersections continue at RPM Valley with the 2025 closely spaced infill results expected to support a maiden Measured and Indicated Mineral Resource at the valley deposit, in support of the Pre-Feasibility Study (PFS). Mineralization remains wide open with numerous holes extending below the current pit shells. Significant results include (Table 1, and Figures 2 to 7):

○	RPM-081

▪	65m @ 3.6 g/t Au from 83m including;
▪	36m @ 5.5 g/t Au from 91m
▪	0.5m @ 364.0 g/t Au at 101m

○	RPM-069

▪	155m @ 0.9 g/t Au from 71m including;
▪	94m @ 1.3 g/t Au from 126m
▪	18m @ 2.8 g/t Au from 196m

○	RPM-072

▪	172m @ 0.8 g/t Au from 352m including;
▪	60m @ 1.2 g/t Au from 424m and
▪	26m @ 1.4 g/t Au from 495m
▪	Also 101m @ 0.5 g/t Au from 6m at RPM North

○	RPM-075

▪	152m @ 0.9 g/t Au from 82m including;
▪	25m @ 1.9 g/t Au from 174

○	RPM-082

▪	289m @ 0.7 g/t Au from 62m including;
▪	40m @ 1.2 g/t Au from 152m, and
▪	82m @ 1.0 g/t Au from 266m

○	RPM-084

▪	101m @ 0.8 g/t Au from 225m including;
▪	53m @ 1.2 g/t Au from 273m, and

○	RPMRC-009

▪	33m @ 0.3 g/t Au from surface in the glacial till

●	The new results follow-up and now confirm continuity of mineralization at RPM Valley, where previous drilling included (ASX Announcements: 4 October and 21 December 2022, and 10 January 2024):

●	RPM-063: 9m @ 3.1 g/t Au from 83 and 70m @ 1.1 g/t Au from 205m

●	RPM-060: 54m @ 2.1 g/t Au from 260m, including 17m @ 5.3 g/t Au from 273m

●	RPM-048: 54m @ 1.2 g/t Au from 244m, including 16m @ 2.4 g/t Au from 255m

●	RPM-037: 268m @ 0.7 g/t from 282m including 103m @ 1.0 g/t Au, including 30m @ 1.9 g/t Au, 21m @ 2.5 g/t Au from 325m, and 79m @ 1.0 g/t Au from 471m, including 30m @ 2.0 g/t Au from 501m

●	RPM-025: 76m @ 1.2 g/t Au from 440m, including 43m @ 1.5 g/t Au from 474m, and 30m @ 1.7 g/t Au from 486m

●	10 RC holes were completed in the RPM glacial till using Nova’s in-house rig as a preliminary, cost-effective test, returning a notable intercept of 33 m @ 0.3 g/t Au from surface (RPMRC-009). Results indicate the essentially drilled and blasted till material may be at least 30m thick over ~330,000 m², and this area remains a high-priority target, with future work to focus on improved sampling methods and thickness verification (Table 3 and Figure 8).

●	To view a commentary video from Nova’s CEO, Christopher Gerteisen, discussing the significance of these latest drill results, please click here.

●	All results from RPM have now been reported. Further drill results will be released once received and validated under Nova’s QA/QC procedures, after which an updated Mineral Resource Estimate (MRE) will incorporate results from the 2023–2025 drill programs.

●	PFS-level studies are ongoing, with METS Engineering undertaking additional metallurgical test work to build on the high gold recoveries achieved at RPM to date (ASX Announcement: 5 August 2025), Rough Stock Mining is conducting mining studies, and Whittle Consulting is completing optimization studies.

●	Results from the extensive soil and rock chip surface samples taken from across the project area in 2025 will also be reported once received and processed.

Nova CEO, Mr Christopher Gerteisen, commented:

“These results represent a significant advancement for RPM Valley and further validate the scale and quality of the gold system identified to date. The high-grade intercept of 0.5 m @ 364 g/t Au confirms the presence of discrete high-grade zones within a broader, mineralised system, which remains wide open in multiple directions and at depth.

“The consistency of mineralization over long intervals and across hundreds of metres reinforces our view that RPM Valley has the continuity and scale required to underpin a potentially significant mining operation, with additional upside to be assessed through further drilling. With all assays now received from the 2025 RPM infill and step-out drilling program, we expect these results to positively inform the next mineral resource update.

“While the maiden glacial till RC drilling was impacted by low sample recovery due to the unconsolidated nature of the material, the results indicate the glacial till mineralized zone is at least 30m thick. Combined with a previously identified > 1 g/t Au surface anomaly of approximately 1.7km long and 200m wide, this area remains a priority target. The till material is already crushed up, free dig material, which could be very amendable to heap leach recovery. Nova plans follow-up work with improved sampling methods.

“As pre-feasibility level studies progress across metallurgy, mining and optimisation, the Company remains focused on advancing RPM toward development while continuing to grow the resource base. With a number of near-term milestones ahead and a strong pipeline of exploration targets across the broader project area, RPM Valley continues to demonstrate its potential as a key growth asset for Nova.”

2025 RPM Valley Drilling Summary

A total of 10 holes were drilled at RPM Valley in 2025, designed to:

●	Conduct infill drilling at the RPM Valley deposit to increase the confidence of the resource.

●	Continue to expand the RPM resource in the valley to the west by targeting the hornfels/intrusive contact.

●	Test the connection between RPM North and RPM Valley.

The latest diamond core drill results continue to increase resource confidence at the RPM Valley deposit. All holes encountered mineralization at the base of the ice, which averaged 60m to 70m down hole. The holes drilled from Pads 23-14 and 25-2 all encountered granodiorite at the base of ice, except for RPM-071, which was drilled to the east and encountered hornfels bedrock at approximately 65m. Drilling in the valley has been relatively sparse compared to RPM North, and this season’s efforts aimed to increase resource confidence and delineate what is shaping up to be a much larger mineralized intrusive unit. Drilling access is difficult here due to the nature of moraines, and difficulties were encountered coring through ice on the shallower dipping holes. Figure 1 below shows the drill setup on pad 25-2.

Figure 1. RPM Valley Pad 25-2

While the high-grade zones intersected at RPM Valley thus far may not be as broad as those at RPM North, the mineralized intrusive is larger, and the boundary remains open to the south, southeast, and at depth. Mineralization occurs within sheeted quartz and quartz-tourmaline veins. Arsenopyrite remains the dominant gold bearing sulfide, but some holes exhibited very-fine visible gold, as well as molybdenite, pyrite, and the telluride altaite. The highest grade intercept drilled at RPM - and over the greater Estelle Project - to date is shown below in Figure 2, where 0.5m @ 364 g/t Au was encountered.

Figure 2. RPM Valley hole RPM-081 0.5m @ 364.0 g/t Au at 101m, with visible gold observed in the assayed core

Holes RPM-071 and RPM-072 were designed to test the connection between RPM North and RPM Valley. RPM-071 was collared on the glacial moraine. It was set at a 040 degree azimuth and a -60 degree dip and missed the valley intrusion, but intersected the bottom of the RPM North granodiorite. While RPM-071 didn’t report any significant intercepts, a broad, albeit low-grade, intercept of 154m @ 0.2 g/t Au from 304m using a 0.1 g/t cut-off was reported. RPM-072 was collared on the ridge at RPM North and angled back towards RPM Valley at a 220 degree azimuth and -50 degree dip. Two notable zones of mineralization were encountered, including 101m @ 0.5 g/t Au from 6m in the RPM North granodiorite and 172m @ 0.8 g/t Au from 352m in the RPM Valley granodiorite. The hornfels sedimentary rock separating these two intrusive bodies does not contain any notable mineralization. Hole RPM-084, shown on the same section (See Figure 6), was designed to test the southwestern extent of the intrusive; however, due to drilling complications and impending freezing conditions, the hole was abandoned at 327m before reaching the southern contact with the hornfels. Hole RPM-084 (Figure 6) intercepted 101m @ 0.8 g/t Au from 225m to the final depth of 327m, this included 53m @ 1.6 g/t Au from 273m, meaning the hole had improved mineralization at depth. This mineralized zone remains open to the south and at depth. RPM-082 ran parallel to RPM-084 from the northern pad 25-3 (Figure 3), and due to drilling complications, was terminated at 354m. This hole intercepted 289m @ 0.7 g/t Au, with mineralization remaining open to the southwest and at depth.

Holes RPM-069, -073, -075, -077, -081, and -082 (Figures 3, 4, 5, and 7) were designed to test the northern and northeastern contacts of the granodiorite with the hornfels – testing the hypothesis that the contact zone could be similar geologically to the high-grade core of RPM North which also occurs at the northern contact of the granodiorite and the hornfels. The northern contact at RPM Valley does not appear to confine the mineralization has tightly as that found at RPM North, however, some significant broad zones of mineralization were encountered with three of the holes having over 100m at ≥0.7 g/t Au, and of course the high-grade zone discussed in hole RPM-081 with 0.5m @ 364 g/t Au.

501800
502000
6848800
6848600
RPM North
East Extension
OPEN
P1
P2
24-1
23-1
RPM-078
RPM-068
RPM Valley
25-3
25-2
23-13
23-14
RPM-079
RPM-069
RPM-073
RPM-081
RPM-077
RPM-075
RPM-082
RPM-084
RPM-083
RPM-072
RPM-071
RPM-074
OPEN
OPEN
Portage Pass
Korbel
Stibium
Stoney
Styx
Train
RPM
Drillpads
2025 Drill Traces
Previous Drilling
NAD83 UTM Z5N
NOVA MINERALS
2025 Drilling
RPM
0
50
100 m
Figure:
3

Figure 3: RPM plan view with all drill holes to date – Black drill traces represent the 2025 drill holes

= Granodiorite
6,848,800mN
6,848,700mN
6,848,600mN
501,600mE
501,700mE
501,800mE
501,900mE
RPM-081
275
250
200
150
100
50

glacier
65m @ 3.6 g/t Au fr 83m
Incl 36m @ 5.5 g/t Au fr 91m
incl. 0.5m @ 364 g/t Au fr 101m
50
100
150
200
250
275
HRN
HRN
GRD
RPM-081
Au (g/t)
< 0.00
0.00 to 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00

NOVA MINERALS	GRD – Granodiorite HRN - Hornfels	RPM RPM_081	Scale 1 : 1500 10 0 10 20m	Plot Date 15-Dec-2025 Sheet 1 of 1 Plot File: Vizex

Figure 4. RPM Valley RPM-081 (92 azi)

= Granodiorite
RPM-073
RPM-069
glacier
50
100
150
200
250
280
300
321
155m @ 0.9 g/t Au fr 71m
incl. 94m @ 1.3 g/t Au fr 125m
incl. 18m @ 2.8 g/t Au fr 196
Au (g/t)
< 0.00
0.00 to 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00
HRN
HRN
GRD
NOVA MINERALS
GRD – Granodiorite
HRN - Hornfels
RPM
RPM-069 and RPM-073
Scale 1 : 2000
Plot Date 15-Dec-2025
Sheet 1 of 1
Plot File: Vizex
20 0 20 40m

Figure 5: RPM Valley Section RPM-069 and RPM-073 (127.5 azi)

RPM-072
RPM-071
RPM-084
501,750mE
502,000mE
502,250mE
6,848,750mN
6,849,000mN
= Granodiorite

101m @ 0.5 g/t Au fr 6m
glacier
172m @ 0.8 g/t Au fr 352m
101m @ 0.8 g/t Au fr 225m
incl. 53m @ 1.2 g/t Au fr 273m
60m @1.2 g/t Au fr 424m
26m @ 1.4 g/t Au fr 495m
HRN
HRN
HRN
GRD
GRD
RPM-072
RPM-084
RPM-071
OPEN
Au (g/t)
< 0.00
0.00 to 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00

NOVA MINERALS	GRD – Granodiorite HRN - Hornfels	RPM-071 RPM-072 and RPM-084	Scale 1 : 2800.12	Plot Date 03-Jan-2026	Sheet 1 of 1
				Plot File: Vizex	
			20 0 20 40m

Figure 6. RPM Valley and North RPM-0-71, RPM-072, and RPM-084 (32 azi)

= Granodiorite
RPM-077
RPM-075
RPM-081
RPM-069
RPM-073
RPM-082
RPM-079
RPM-083
350
300
250
200
150
100
50
501,600mE
501,700mE
501,800mE
6,848,400mN
6,848,500mN
6,848,600mN
6,848,700mN

glacier
289m @ 0.7 g/t Au fr 62m
incl. 40m @ 1.2 g/t Au fr 152m
and 82m @1.0 g/t Au fr 266m
HRN
HRN
GRD
OPEN
RPM-077
RPM-079
RPM-081
RPM-075
RPM-069
RPM-073
RPM-072
RPM-082
50
100
150
200
250
300
350
Au (g/t)
< 0.00
0.00 to 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00

NOVA MINERALS

GRD – Granodiorite
HRN - Hornfels

RPM
RPM_082

Scale	Plot Date	Sheet
1 : 1800	30-Dec-2025	1 of 1
	Plot File: Vizex	

20 0 20 40m

Figure 7: RPM Valley RPM-082 (15 azi)

Table :1 Significant intercepts

Hole_ID	From (m)	To (m)	Interval (m)	Au g/t
RPM-069	71	226	155	0.9
Including	126	220	94	1.3
	196	214	18	2.8
RPM-072	352	525	172	0.8
Including	424	484	60	1.2
	495	521	26	1.4
And*	6	107	101	0.5
Including*	46	70	24	1.0
RPM-073	88	175	86	0.5
RPM-075	82	235	152	0.9
Including	129	155	27	1.3
	171	231	60	1.0
	174	199	25	1.9
RPM-081	83	148	65	3.6
Including	91	128	36	5.5
	100.8	101.3	0.5	364.0
RPM-082	62	351	289	0.7
Including	152	192	40	1.2
	266	348	82	1.0
	266	300	34	1.7
RPM-084	225	327	101	0.8
Including	80	159	79	0.5
	273	327	53	1.2

Table 2: Drill hole details

Hole_ID	Easting	Northing	Elev (m)	EOH (m)	Azi	Dip	Zone	Assay Results
RPM-069	501864	6848646	1681	321	310	-70	RPM Valley	ASX: 13/01/25
RPM-071	501865	6848647	1680	466	40	-60	Valley/North	ASX: 13/01/25
RPM-072	501992	6848804	1769	568	220	-50	Valley/North	ASX: 13/01/25
RPM-073	501865	6848646	1680	280	320	-70	RPM Valley	ASX: 13/01/25
RPM-075	501866	6848644	1680	308	290	-70	RPM Valley	ASX: 13/01/25
RPM-077	501852	6848687	1675	191	260	-50	RPM Valley	ASX: 13/01/25
RPM-079	501825	6848746	1654	185	180	-60	RPM Valley	ASX: 13/01/25
RPM-081	501853	6848686	1675	275	270	-70	RPM Valley	ASX: 13/01/25
RPM-082	501824	6848746	1654	354	195	-60	RPM Valley	ASX: 13/01/25
RPM-083	501854	6848685	1676	160	195	-50	RPM Valley	ASX: 13/01/25
RPM-084	501854	6848687	1675	327	200	-60	RPM Valley	ASX: 13/01/25

RPM Till Reverse Circulation Drilling Summary

A total of ten holes were drilled in the glacial till with Nova’s in-house reverse circulation (RC) drill rig. The RC drilling method in the loose unconsolidated mineralized glacial till resulted in sample loss and low recoveries, and the inability to consistently reach target depth due to difficult ground conditions. As such, the Company believes that these samples underrepresent the potential grade and depth of the zone. Alternative drilling methods such as split spoon sampling or sonic drilling may be more appropriate tools to retrieve more representative, in-situ samples from the till. However, Nova’s utilization of their RC drill rig was cost effective for this preliminary test. The finer fraction targeted in the 2024 soil sampling grid (ASX Announcement 3 February 2025) is susceptible to being blown out by the compressed air and into the unconsolidated till and not recovered in the drill sample. Despite this drawback, one significant intercept was returned from RPMRC-009 with 33m @ 0.3 g/t Au from surface. It is important to note that the glacial till is essentially like a drilled and blasted broken rock stockpile, and likely amenable to heap leaching which has been proven effective at RPM (Gold recoveries of up to 68.7% achieved via heap leach in ASX Announcement 5 August 2025). Maiden drilling confirms the till is at least 33m thick in a debris lobe that has been mapped to have an areal extent of over 1.7km long and 200m wide (~ 330,000 square meters) shown as Qdt2 on Figure 8. The glacial till remains a high priority target for Nova, and future work will focus on collecting more representative samples and verifying the overall thickness.

500400
500600
500800
6850200
6850000
6849800
RPMRC-006
RPMRC-005
RPMRC-003
RPMRC-004
RPMRC-007
RPMRC-008
RPMRC-001
1.7
2.4
2.4
1.5
1.1
0.8
0.9
1.4
1.4
Qdt2
1.1
0.9
1.3
0.8
RPMRC_009
RPMRC_010
1.4
2.7
1.7km
Qdt2
RPM
200m
Till - Au_ppm
0 - 0.1
0.1 - 0.2
0.2 - 0.3
0.3 - 0.4
0.4 - 0.5
0.5 - 1.0
1.0 - 2.0
>2.0
RC Collars
RPM Till Heatmap (Au_ppm)
Band 1 (Gray)
2
0
NAD83 UTM Z5N
NOVA MINERALS
2025 RC Drilling
RPM
0
50
100 m
Figure:
9

Figure 8. RPM glacial till RC drilling plan view

6,849,900mN
RPMRC_010
RPMRC_009
30
9
38
500,875mE
500,900mE

1,425m
1,400m
10
20
30
9
38
RPMRC_010
RPMRC_009
Till
Till
Hornfels (?)
Au (g/t)
0.0 to 0.1
0.1 to 0.2
0.2 to 0.3
0.3 to 0.4
0.4 to 0.5
>= 0.5

NOVA MINERALS

RPM Glacial Till
RPMRC-009 and -010

Scale	Plot Date	Sheet
1 : 250	11-Jan-2026	1 of 1
	Plot File: Vulcan	

2 0 2 4m

Figure 9: RPM glacial till RPMRC-009 and RPMRC-010 (090 azi)

Table 3. Glacial Till Intercepts

Hole_ID	From (m)	To (m)	Interval (m)	Au g/t
RPMRC_001	0	13	13	0.2
RPMRC_002	5	15	11	0.3
RPMRC_003	9	10	2	0.2
RPMRC_004	8	11	3	0.1
RPMRC_005	0	8	8	0.2
RPMRC_006	0	9	9	0.3
RPMRC_007	0	3	3	0.2
RPMRC_008	0	6	6	0.2
RPMRC_009	0	33	33	0.3
RPMRC_010	0	7	7	0.4

Table 4. RC Hole Details

Hole_ID	Easting	Northing	Elev (m)	EOH (m)	Azi	Dip	Zone	Assay Results
RPMRC_001	500511	6850052	1338	56	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_002	500514	6850054	1338	24	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_003	500465	6850079	1329	18	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_004	500468	6850075	1330	18	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_005	500476	6850092	1330	15	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_006	500475	6850094	1330	13	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_007	500499	6850067	1335	16	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_008	500499	6850066	1335	16	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_009	500869	6849899	1432	38	0	-90	Glacial Till	ASX: 13/01/25
RPMRC_010	500871	6849900	1432	9	0	-90	Glacial Till	ASX: 13/01/25

Upcoming Milestones

●	Further drill results
●	Further results and potential new discoveries from the 2025 surface exploration mapping and sampling program
●	Material PFS test-work results as they become available
●	Updated MRE
●	Winter trail mobilization of heavy equipment
●	Airborne geophysical surveys to commence in the spring of 2026
●	Antimony phase 1 project updates
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna access road updates

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

Data Verification

For the 2025 diamond core drilling program, core samples were cut in half and crushed to achieve >90% passing a 2mm sieve and split down to 225 g to 275 g samples at Nova’s on-site prep facility. Samples were then sent to ALS Fairbanks for additional prep and chemical analysis. Duplicates were collected every 1 in 20 samples at the same time using the same method (riffle split) as the parent sample. Blank material was inserted 1 in 40 samples. Standard Reference Material (SRM) was inserted 1 in 20 samples. Three different SRMs at three different grades levels were used.

ALS is a certified commercial laboratory and is independent of Nova Minerals. Samples are tested for gold using ALS Fire Assay Au-ICP21 technique. This technique has a lower detection limit of 0.001 g/t with an upper detection limit of 10 g/t. If samples have grades in excess of 10 g/t then Au-GRA21 is used to determine the over detect limit. Au-GRA21 has a detection limit of 0.05 g/t and an upper limit of 10,000 g/t. Four acid digestion with ICP-MS finish (ME-MS61) was used to evaluate 48 different elements.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196